Mail Stop 4561

April 9, 2007

Guoshen Tu
13/F Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen
Peoples Republic of China 518034

> **Re: China Security & Surveillance Technology Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-50917**

Dear Mr. Yap:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 15 – Exhibits, Financial Statements Schedules, page 37

Financial Statements and Notes

Note 1 – Organization and Principal Activities, page F-9

1.   Reference is being made to the fifth paragraph on page F-11. We note that the company acquired four companies in which the company's CEO and director, Guoshen Tu, held equity interests. Please tell us how these acquisitions were accounted for and refer to the GAAP literature that supports your basis. Specifically, advise us whether these transactions represented the acquisition of a business or assets under EITF 98-3. To the extent these transactions are

acquisitions of related businesses, please clarify how the company considered the requirements of Rule 3-05 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

(o) Revenue Recognition, page F-15

2. In response to our comment letter issued October 4, 2006, you made representations that you would expand your revenue recognition policy in future filings to include information that was previously provided to us supplementally regarding customer acceptance, contract terms, and how installation impacts the timing in which you recognize revenue. Please advise us how you have complied.

Exhibits 31.1 and 31.2

3. Reference is also being made to the company's Form 10-K/A filed on March 23, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Accounting Branch Chief